SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
                Rule 13a-16 or 15d-16 OF the Securities Exchange
                                   Act of 1934

                            For the month of May 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                      (Check One) Form 20-F  X Form 40-F
                                            ---          ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))


                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

                              (Check One) Yes     No  X
                                              ---    ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                              (Check One) Yes     No  X
                                              ---    ---

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
                           CNPJ No. 02.558.158/0001-18
                             NIRE No. 26.3.0001109-3
                            A Publicly Traded Company

                   Minutes of the Board of Directors' Meeting

DATE, HOUR, AND PLACE OF MEETING: On May 3, 2004, at 3:00 p.m., members of the Board of Tele Nordeste met for a regular meeting of TELE NORDESTE CELULAR PARTICIPACOES S.A., at Avenida das Americas, 3434 - Bloco 1, 6th floor, Barra da Tijuca, Rio de Janeiro - State of Rio de Janeiro. Present were the Chairman of the Board of Directors, Mario Cesar Pereira de Araujo, and Board members Franco Bertone and Isaac Selim Sutton, the latter by audio-conference. Also present was Mr. Rogerio Lyra, Commercial Director of the Company. Mr. Alexandre Almeida de Freitas was appointed Secretary of the Board. After determining that there was a legal quorum, and according to the required formalities, the Agenda was read and the Board of Directors went on to decide on the following matters: DECISIONS: 1. FINANCIAL STATEMENTS FOR THE FIRST QUARTER OF 2004: After analyzing the results submitted to the Board, and according to the clarifications provided by the Executive Board and based on the Ernst & Young Independent Auditors report, the Board of Directors acknowledged and approved the Financial Statements for the First Quarter of 2004. 2. APPROVAL AND SIGNATURES: Having nothing further to be discussed, the meeting was adjourned and these minutes were drawn up, which after having been read and approved were signed by all Board members present at the meeting.

                                          Rio de Janeiro, May 3rd, 2004

    Mario Cesar Pereira de                    Araujo Franco Bertone

    Chairman of the Board                         Board Member

                               Isaac Selim Sutton

                                  Board Member


                                               Alexandre Almeida de Freitas

                                                         Secretary

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date:    May 7, 2004

                                   By:     /s/      WALMIR URBANO KESSELI
                                        ----------------------------------------
                                   Name:   Walmir  Urbano Kesseli
                                   Title:  Chief Financial Officer